Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 9 DATED SEPTEMBER 26, 2016
TO THE PROSPECTUS DATED APRIL 29, 2016

This Supplement No. 9 supplements, and should be read in conjunction with, our prospectus dated April 29, 2016, as supplemented by Supplement No. 5 dated July 15, 2016, Supplement No. 6 dated August 11, 2016, Supplement No. 7 dated August 25, 2016 and Supplement No. 8 dated September 8, 2016. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 9 is to disclose:

•	the status of our initial public offering; and

•	the completion of an acquisition of interests in real estate private equity funds.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in Class A and Class T shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of September 23, 2016, we received and accepted subscriptions in our offering for 110.0 million shares, or $1.1 billion, comprised of $957.6 million in Class A shares and $134.8 million in Class T shares, including 0.6 million Class A shares, or $5.8 million, sold to NorthStar Realty.  As of September 23, 2016, 55.7 million shares remained available for sale pursuant to our offering. On April 28, 2016, we filed a registration statement with the SEC for a follow-on offering of up to $200 million in shares of our common stock and, as a result, our offering was extended until November 4, 2016, or such longer period as permitted under applicable law and regulations. The follow-on registration statement has not yet been declared effective by the SEC and there can be no assurance that we will commence the follow-on offering or successfully sell the full number of shares registered.

Completion of an Acquisition of Interests in Real Estate Private Equity Funds
On September 20, 2016, we, acting through our operating partnership, completed the acquisition of 100% of the membership interests in PE Investments-T CAM2, LLC, a Delaware limited liability company, which owns a diversified portfolio, or the portfolio, of limited partnership or similar equity interests in real estate private equity funds, or the funds, from NorthStar Realty Finance Limited Partnership, or the seller, an affiliate of a company managed by our sponsor.

The portfolio is comprised of interests in 41 funds managed by 20 institutional-quality sponsors and has an aggregate reported net asset value, or the NAV, of approximately $344.3 million as of March 31, 2016, or the record date. The funds hold interests in assets that are diversified geographically across 24 states and internationally and diversified by investment type, including mixed-use, multifamily, office and hotel properties.

We acquired the portfolio at a price equal to 92.25% of the NAV as of the record date. We agreed to pay to the seller approximately $273.1 million, with $33.9 million paid at the closing (reflecting $34.3 million of net distributions due to us as of the closing date) and $204.7 million payable on December 31, 2016, subject to adjustments for distributions and contributions following the record date. In addition, we assumed approximately $44.7 million of deferred purchase price obligations to third parties from whom the seller had originally acquired certain of the fund interests within the portfolio. We also agreed to indemnify the seller in connection with the seller’s continuing guarantee of the payment of such deferred obligations.

We were and will continue to be entitled to receive all distributions of cash flow and return of capital attributable to the interests within the funds from and after the record date. Further, we will be obligated to fund all additional required capital contributions to the funds from and after the record date. Although our maximum future obligation for capital contributions is approximately $105.9 million, we currently expect to fund significantly less over the course of the investment.

The transaction was approved by our board of directors, including all of its independent directors, and supported by an independent third-party valuation of the portfolio.